VIA EDGAR

August 18, 2016

Ms. Valerie J. Lithotomos
Senior Counsel
U.S. Securities and Exchange Commission
Washington, D.C. 20549

RE:	ABS Global Equity Long/Short RIC (“Fund”)
File Nos. 811-23079; 333-205984

Dear Ms. Lithotomos:

This letter confirms our receipt of your oral comments on August 8, 2016 to Post-Effective Amendment No. 4 to the Fund’s registration statement on Form N-2 (the “Registration Statement”) filed via EDGAR with the U.S. Securities and Exchange Commission (the “SEC”) on July 28, 2016 (accession number 0001398344-16-015736).  We found your comments and clarifying questions very helpful in guiding refinements to the Registration Statement.  The Fund’s Board of Trustees (the “Board”) takes its obligations with respect to clients and regulators very seriously and welcomes the opportunity for collaboration, recognizing that there is always room for improvement and clarification.

In order to facilitate this review process, below we have summarized each oral comment provided, immediately followed by our response and corrective actions taken (if applicable).  Unless otherwise defined herein, capitalized terms have the meanings set forth in the Registration Statement.

In addition, please note that the Fund is filing concurrently with this response Post-Effective Amendment No. 5 to the Registration Statement (the “Amendment”).  The Amendment incorporates updates to the Registration Statement in response to the staff’s oral comments and makes certain additional non-material changes.  The Amendment is marked to note these changes.  Separately, the Fund has also requested acceleration of the effective date of the Amendment to August 26, 2016.  In conjunction with the request for acceleration, the Fund acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

May 31, 2016

•	should the SEC or the SEC’s staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;
•	the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comments/Questions Posed and Our Responses:

COMMENT 1. Please confirm that the Fund does not have a significant amount of short sale transactions such that the “Interest Payments on Borrowed Funds” caption in Item 3 of Form N-2 would be applicable.

RESPONSE 1.  The Fund confirms that “Interest Payments on Borrowed Funds” is inapplicable as it would be 0.00%.

COMMENT 2.  In the Fee Table, footnotes 1 and 3 contain duplicative disclosure concerning the Limitation Agreement.  Please consider eliminating the duplicative disclosure in footnote 1 and instead indicate that additional information about the Limitation Agreement is included in footnote 3.

RESPONSE 2.  The requested changes have been made.

COMMENT 3:  In footnote 3 of the Fee Table and elsewhere, you state that the Adviser may recoup fees paid/waived under the Limitation Agreement if such recoupment does not cause the Fund to exceed the Fund’s expense limit in effect at the time the expenses were paid/waived.  Please also state that the Adviser may only recoup fees if such recoupment does not cause the Fund to exceed any expense limit in place at the time of recoupment.

RESPONSE 3:  The requested changes have been made.

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Thank you again for your comments to the amendment to the registration statement for the Fund.  These comments have been very helpful as we have refined the Fund’s registration statement.  Should you have any questions or concerns regarding the responses contained herein, please do not hesitate to contact me.

Very truly yours,

/s/ Edward C. Lawrence
Edward C. Lawrence